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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                SCHEDULE 14D-1/A
                                (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               -------------------

                              ATL ULTRASOUND, INC.
                            (Name of Subject Company)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                               PHILIPS ELECTRONICS
                            NORTH AMERICA CORPORATION
                            PHILIPS ACQUISITION, INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES A
                    PARTICIPATING CUMULATIVE PREFERRED STOCK)
                         (Title of Class of Securities)

                                    00207N100
                      (CUSIP Number of Class of Securities)
                               -------------------

                                 SAMUEL J. ROZEL
                                COMPANY SECRETARY
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This Amendment No. 2 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Philips Acquisition, Inc., a Washington corporation ("Merger Sub"), on August 4, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on August 12, 1998 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of ATL Ultrasound, Inc., a Washington corporation, including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Rights" and, together with the Common Stock, the "Shares"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

Item 10. Additional Information.

         Item 10 of the Schedule 14D-1 is hereby amended as follows:

         The third paragraph immediately following the Selected Consolidated Financial Information chart in Section 8 of the Schedule 14D-1 is amended by deleting the words "the Company," in the fourth sentence thereof.

         On August 31, 1998, Royal Philips issued a press release announcing that the Expiration Date of the Offer, which was scheduled for 12:00 Midnight, New York City time, on Monday, August 31, 1998, has been extended to 12:00 Midnight, New York City time, on Monday, September 21, 1998, unless the Offer is further extended. A copy of the press release is filed herewith as Exhibit
(a)(9) and is incorporated by reference herein.


Item 11. Material to be filed as Exhibits.

Exhibit No.       Description
-----------       -----------

(a)(9)            Press release issued by Royal Philips on Monday,
                  August 31, 1998.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 1998                  KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                        By: /s/  Guido R. C. Dierick
                                           --------------------------------
                                        Name:   Guido R.C. Dierick
                                        Title:  Director and Deputy Secretary



                                        PHILIPS ELECTRONICS NORTH AMERICA
                                        CORPORATION

                                        By: /s/  William E. Curran
                                           --------------------------------
                                        Name:   William E. Curran
                                        Title:  Senior Vice President and Chief
                                                Financial Officer



                                        PHILIPS ACQUISITION, INC.

                                        By: /s/  William E. Curran
                                           --------------------------------
                                        Name:   William E. Curran
                                        Title:  President


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                                INDEX TO EXHIBITS




Exhibit No.         Description
-----------         -----------

(a)(9)              Press Release dated August 31, 1998.